Exhibit (a)(5)(A)

Corporate Contact:

Margarita Veniou

Chief Corporate Development, Governance &

Communications Officer and Board Secretary

Telephone: + 30-210-9470-100

Email: mveniou@dianashippinginc.com

Website: www.dianashippinginc.com

X: @Dianaship

Investor Relations Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel.: (212) 661-7566

Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel

Okapi Partners

(212) 297-0720

info@okapipartners.com

Media Contact:

Mark Semer / Grace Cartwright

Gasthalter & Co.

Tel: (212) 257-4170

DianaShipping@gasthalter.com

DIANA SHIPPING INC. LAUNCHES TENDER OFFER TO ACQUIRE ALL OUTSTANDING
SHARES OF GENCO SHIPPING & TRADING FOR $23.50 PER SHARE IN CASH

Brings Offer Directly to Genco Shareholders After Genco Board's Five-Month Refusal to Engage on Fully Financed, All-Cash Proposals, Denying Shareholders the Opportunity to Realize Meaningful, Immediate Value

Offer Represents a Compelling 31% Premium to Genco's Undisturbed Share Price and is Priced at Approximately 1.0x NAV at Cyclically High Asset Values

Diana Urges Genco Shareholders to Tender Their Shares

Athens, Greece – May 4, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that owns approximately 14.8% of the outstanding shares of common stock of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today announced that it has commenced a tender offer (the “Offer”) through its wholly-owned subsidiary, 4 Dragon Merger Sub Inc. (the "Purchaser"), to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. The Offer is scheduled to expire at 5:00 p.m., New York City time, on June 2, 2026, unless extended.

The Offer is being made directly to Genco shareholders after the Genco Board of Directors' (the "Genco Board") five-month refusal to engage on Diana's fully financed, all-cash proposals to acquire Genco. Diana submitted its initial proposal of $20.60 per share on November 24, 2025, and increased it to $23.50 per share on March 6, 2026. The Genco Board rejected both proposals without any engagement — a pattern of entrenchment designed to protect the Board and management's roles and pay packages at the expense of shareholders.

The Offer is not subject to any financing condition. Diana has obtained $1.433 billion in fully committed financing arranged by DNB Carnegie and Nordea, with participation from DNB, Nordea, BNP Paribas, Standard Chartered, Deutsche Bank and Danske Bank. Diana has also entered into a definitive agreement with Star Bulk Carriers Corp. (Nasdaq: SBLK) to sell 16 of Genco's vessels for $470.5 million in cash upon completion of the acquisition.

Semiramis Paliou, Diana’s Chief Executive Officer, commented:

"We have spent five months seeking to engage with the Genco Board on a transaction that would deliver certain, premium value to Genco shareholders at cyclically high asset values. The Genco Board has refused every attempt — not a single meeting, not a single phone call — and has not responded to the merger agreement we delivered. We are now taking our offer directly to the people it is designed to benefit: Genco shareholders. The Offer is fully financed, there is no execution risk, and there is no financing condition. We urge Genco shareholders to tender their shares and take an important step toward realizing the value they deserve."

Genco shareholders should consider the following before the Genco Board denies them the opportunity to decide for themselves:

•	Price: The all-cash offer of $23.50 per share represents a 31% premium to Genco's undisturbed closing price on November 21, 2025, and approximately 1.0x NAV based on the fleet values Genco itself reported in its fourth quarter 2025 earnings presentation. Genco's shares have historically traded at an average 30% discount to NAV since 2020. Diana's offer eliminates that discount permanently, in cash.

•	Value vs. Dividends: Even if Genco continued paying a $0.50 dividend as it did in the first quarter of 2026, it would take shareholders more than 11 years to receive through dividends what Diana is now offering in cash at closing. At Genco's five-year average distribution of $1.27 per share, the implied payback period exceeds 18 years — with a fleet carrying an average age of 12.5 years.

•	Shareholder Choice: Genco's own poison pill — adopted without shareholder approval — has been specifically designed to prevent shareholders from tendering their shares or Diana from acquiring additional shares. By commencing this tender offer, Diana is giving shareholders the direct opportunity to express their support for this transaction that the Genco Board has sought to deny them.

•	Readiness: Diana has included in its Offer documents a draft merger agreement reflecting the $23.50 per share offer price substantially in a form Diana is prepared to sign. The Genco Board has not responded since first receiving a version of this document on April 13, 2026. Diana is ready to move forward expeditiously with this transaction — the only thing standing in the way is a Board that refuses to act in its shareholders' best interests.

Separately, Diana has nominated six highly qualified independent director nominees — Gustave Brun-Lie, Paul Cornell, Chao Sih Hing Francois, Jens Ismar, Viktoria Poziopoulou and Quentin Soanes — for election to the Genco Board at the 2026 Annual Meeting of Shareholders. These candidates share a commitment to ensuring the Genco Board fulfills its fiduciary obligation to evaluate all value-maximizing alternatives. Unfortunately, Genco has yet to announce the date of the meeting and its record date despite having reserved three separate record dates. Diana believes this delay is a deliberate attempt by the Genco Board to deny shareholders a voice in the future of their company.

Information Regarding the Offer

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $23.50 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $23.50 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC's website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

About Diana Shipping Inc.

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release and other statements made by the Company may constitute forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of the Company and its management team, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, the Company’s proposal to acquire Genco and the anticipated benefits of such a transaction, and the Company’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by the Company are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records, Genco’s public filings and disclosures and data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this press release are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of the Company or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in documents filed by the Company with, or furnished by the Company to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a tender offer that Diana, through 4 Dragon Merger Sub, Inc., its wholly owned subsidiary, has made to Genco Shareholders. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, the letter of transmittal and other offer documents), to be filed by Diana with the SEC on May 4, 2026. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Shareholders of Genco are strongly advised to read Diana’s tender offer statement, offer to purchase and other offer documents as they become available because they will contain important information. Diana’s tender offer statement, offer to purchase and other offer documents, when filed, will be available at no charge on the SEC’s website at www.sec.gov.

The Company and the other Participants (as defined below) have filed a preliminary proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such preliminary proxy statement and the accompanying universal GOLD proxy card are available here).

Promptly after the filing of a definitive proxy statement with the SEC, Diana expects to mail or otherwise send the Participants’ definitive proxy statement and accompanying universal GOLD proxy card to each Genco shareholder entitled to vote at the 2026 Annual Meeting. Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ proxy statement and other proxy materials, when filed, will be available at no charge on the SEC’s website at www.sec.gov.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are the Company; Semiramis Paliou, Director and Chief Executive Officer of the Company; Simeon Palios, Director and Chairman of the Company; Ioannis G. Zafirakis, Director and President of the Company; Maria Dede, Co-Chief Financial Officer and Treasurer of the Company; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of the Company; Evangelos Sfakiotakis, Chief Technical Investment Officer of the Company; Maria-Christina Tsemani, Chief People and Culture Officer of the Company; Anastasios Margaronis, Director of the Company; Kyriacos Riris, Director of the Company; Apostolos Kontoyannis, Director of the Company; Eleftherios Papatrifon, Director of the Company; Simon Frank Peter Morecroft, Director of the Company; and Jane Sih Ho Chao, Director of the Company along with Diana’s nominees, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, and Vicky Poziopoulou; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, the Company is the beneficial owner of 6,413,151, representing approximately 14.8% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, Vicky Poziopoulou, Star Bulk, Petros Pappas or Hamish Norton beneficially owns any Genco common stock. On March 6, 2026, the Company submitted a revised proposal to acquire all of the outstanding shares of Genco common stock it did not own for $23.50 per share in cash. On May 4, 2026, the Company commenced a tender offer to purchase all outstanding shares of Genco common stock at $23.50 per share in cash.